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                               May 17, 2022

       Frank P. Marino
       Chief Financial Officer
       Tucson Electric Power Company
       88 East Broadway Boulevard
       Tucson, AZ 85701

                                                        Re: Tucson Electric
Power Company
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-05924

       Dear Mr. Marino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Exhibit Index, page 86

   1.                                                   Please amend your Form
10-K to revise paragraph one in both the Section 302
                                                        certifications and the
Section 906 certification so that each refers to the annual report on
                                                        Form 10-K for the year
ended December 31, 2021.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank P. Marino
Tucson Electric Power Company
May 17, 2022
Page 2

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.



FirstName LastNameFrank P. Marino                        Sincerely,
Comapany NameTucson Electric Power Company
                                                         Division of
Corporation Finance
May 17, 2022 Page 2                                      Office of Energy &
Transportation
FirstName LastName